Exhibit 99.1

Arrival Lists its Shares on Nasdaq With the Symbol “ARVL”; First Electric Vehicles due Q4 2021

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Arrival becomes a Nasdaq listed public company today, with plans to use approximately $660 million in gross proceeds to ramp up delivery of its electric vehicles and expand its global network of Microfactories.

•	Arrival has developed a unique new method for the design and production of EVs, which enables the build of best-in-class vehicles that are price competitive with fossil fuel equivalents.

•	The public company will be guided by a globally experienced and diverse leadership team, including Board Directors with backgrounds at Marvel, Hyundai Motor Company, Hearst, Lyft and Netflix.

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The listing follows operational progress in recent months, with Arrival announcing customer trials of its latest Van and Bus products, a North American HQ in Charlotte, N.C. and two new Microfactories in N.C. and S.C., U.S.A.

NEW YORK and LONDON, March 25, 2021 / Businesswire / - Arrival, the global company creating electric vehicles (“EVs”) with its game-changing technologies, today became a publicly listed company trading on the Nasdaq Global Select Market with its Ordinary Shares and Warrants listed under the new ticker symbols “ARVL” and “ARVLW”, respectively. Arrival completed the previously announced business combination with CIIG Merger Corp. on March 24, 2021.

Denis Sverdlov, Founder and CEO of Arrival said, “We believe that all vehicles will soon be electric, because it is better for people, the planet and business. Arrival’s invention of a unique new method to design and produce vehicles using local Microfactories makes it possible to build highly desirable yet affordable electric vehicles—designed for your city and made in your city. Going public is an opportunity that will allow us to continue to scale globally, bringing these products to more and more cities and people. We also understand that this comes with responsibility. Arrival has a remarkable company culture, which attracts great talent and enables us to be truly creative. The hard work of more than 1800 people over the past six years has made today’s milestone possible, and I would like to personally thank each and every one of the team.”

Peter Cuneo, Non-Executive Chairman of Arrival said, “As Chairman of the Board, I am personally excited to support Arrival’s next phase of growth as its vehicles hit the roads and its Microfactories begin to service local communities. I congratulate them on this landmark moment and am looking forward to working with their talented team to deliver Arrival’s pioneering products and to grow the brand globally.”

Arrival’s new method of designing and producing best-in-class zero-emission vehicles is enabled by its in-house developed hardware, software and robotics technologies. This vertically-integrated approach enables the use of low CapEx Microfactories and allows Arrival to price its vehicles competitively with fossil fuel equivalents and provides customers with a much lower Total Cost of Ownership (TCO). Arrival believes that, by creating the best products and removing the price premiums that currently exist for EVs, it will help to accelerate the transition to clean-air commercial vehicles all over the world, in turn improving air quality for millions of people.

Arrival’s Microfactories are rapidly scalable and enable decentralized production that can be deployed in local communities, hiring local talent, paying local taxes and using the local supply chain. This hyperlocal strategy also allows the production of vehicles designed for the local region’s mobility requirements. Arrival has already announced its first three Microfactory locations in Bicester, UK, Rock Hill, South Carolina, and Charlotte, North Carolina, U.S.A.

There has already been strong interest in Arrival’s vehicles, with a commitment to purchase up to 10,000 electric vehicles from United Parcel Service (UPS), plus an option to order up to an additional 10,000.

Arrival’s Van is expected to begin public road trials with customers this upcoming Summer, and the Bus is expected to start trials in Q4 2021 with First Bus, one of the UK’s largest transport operators and leaders in sustainable mobility. Production for the Arrival Bus is expected to begin in Q4 2021 and the Arrival Van in the second half of 2022.

There is an enormous market opportunity for commercial electric vehicles—a sector that has been traditionally underserved. There is rising demand from cities, fleet operators and national governments to decarbonize operations in line with global public policy, but they have lacked the choice and cost efficiency to make the transition. In the U.S., more than a dozen states, districts and territories, and over 200 cities and counties now have committed to or already achieved 100% clean electricity [Nov 2019, UCLA Luskin Center for Innovation]. Globally, energy experts predict that the commercial EV market will mushroom from a low base today to sales of three million units by 2025 and nine million by 2030, led by buses and light trucks [Mar ‘21, Wood Mackenzie]. Arrival’s public offering enables the company to accelerate the transition to electric vehicles with its best-in-class products and flexible Microfactories, providing cities with an integrated transportation ecosystem to help them meet their sustainability goals.

Arrival has grown to over 1800 employees located across the world including offices and engineering facilities in the U.S.A., U.K. and Germany. The company will also open its North American HQ later this year in Charlotte, North Carolina, further expanding its US presence. Arrival recently announced its global Board of Directors, which brings a diverse set of expertise. Peter Cuneo, former CEO for Marvel, will be the Non-Executive Chairman of the Board, alongside Directors Avinash Rugoobur, current President of Arrival, Jae Oh, current VP and Head of Corporate Development at Hyundai Motor Group, Kristen O’Hara, current Chief Business Officer of Hearst Magazines and former CMO of Time Warner Inc., Alain Kinsch, who until recently served as a Managing Partner at Ernst & Young, Tawni Nazario-Cranz, Venture Operating Partner at SignalFire and former CHRO of Netflix, and Rex Tibbens, President, CEO and Director of Frontdoor Inc. and former COO of Lyft.

Arrival will be ringing the Nasdaq’s opening bell on Monday 29th March to celebrate its new public company status.

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About Arrival

Arrival is reinventing the automotive industry with its entirely new approach to the design and assembly of electric vehicles. Low CapEx, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival is a global business founded in 2015 and headquartered in London, UK and Charlotte, North Carolina, USA, with more than 1800 global employees located in offices across the United States, Germany, the Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first three microfactories in North Carolina, USA, South Carolina, USA and Bicester, UK in 2021.

About CIIG Merger Corp.

CIIG Merger Corp. was a Delaware special purpose acquisition company founded by Peter Cuneo, Gavin Cuneo and Michael Minnick for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG’s units, Class A common stock and warrants previously traded on the NASDAQ under the ticker symbols “CIICU,” “CIIC,” and “CIICW” respectively.

Advisors

Cowen is serving as lead financial advisor and J.P. Morgan is serving as financial advisor to Arrival. UBS Investment Bank and Barclays are serving as financial and capital markets advisors to CIIG. Cowen served as lead placement agent and UBS Investment Bank served as placement agent on the PIPE. Greenberg Traurig, P.A. is serving as legal advisor to Arrival. Akin Gump Strauss Hauer & Feld LLP is serving as legal advisor to CIIG. Milltown Partners LLP is serving as communications advisor for Arrival. Blueshirt Capital Advisors is serving as investor relations advisor for Arrival.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates, and Arrival’s projected future results and timing for trials and production of Arrival’s vehicles. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iii) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so, (iv) the risk that Arrival may never achieve or sustain profitability; (v) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (viii) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (ix) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (x) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xi) the risk that Arrival is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2021 and other documents filed by Arrival with the SEC from time to time. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Contacts

For Arrival

Media, Victoria Tomlinson

pr@arrival.com

Investors

ir@arrival.com